Exhibit 1.01
Advanced Emissions Solutions, Inc.
Conflict Minerals Report
For The Calendar Year Ended December 31, 2015
Introduction
This report has been prepared by Advanced Emissions Solutions, Inc. (“Company”) pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended (“Rule 13p-1”) regarding gold, tin, tungsten or tantalum (“Conflict Minerals”). Capitalized terms used in this report are those defined in Rule 13p-1 except as otherwise stated.
The Company, through its operating subsidiaries, provides emissions control equipment, chemical additives, and services to customers primarily in the coal-fired power generation industry. The Company’s subsidiaries that provide emissions control equipment are ADA-ES, Inc. (“ADA”) and BCSI, LLC (“BCSI”). The Company does not directly source Conflict Minerals for use in its products nor does it specify Conflict Minerals as part of the materials for its products, or otherwise mandate production methods or procurement of any of the materials that it purchases from third parties for inclusion in its products. However, it does purchase electronics and other off-the-shelf items that may include small quantities of Conflict Minerals such as gold (used as electrical contacts) or tungsten (used in light bulbs filaments) to be included in some of its products.
Due Diligence Program
The Company designed its due diligence measures relating to Conflict Minerals to conform, as reasonably and practically as possible (given its limited position in the global supply chain) with the criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas. The Company does not mandate production methods or procurement of any of the materials that it purchases from third parties for inclusion in its products; however, on occasion, the products and services provided by the Company are sometimes so highly specified by its customers that the Company’s sourcing options for components can be limited for a given sales project. Accordingly, the Company’s program is centered on encouraging supplier performance in a manner that supports its Conflicts Minerals Policy set forth in this report.
Company’s Conflict Minerals Policy
The Company is committed to being a responsible corporate citizen and is opposed to human rights abuses such as are occurring in the Democratic Republic of Congo (the “DRC”). To this end, the Company’s internal sourcing policies instruct personnel to (1) not directly source Conflict Minerals from the DRC or an adjoining country (together with the DRC, “Covered Countries”) for use in its products, (2) give sourcing preference to suppliers who are able to make a DRC Conflict Free determination, (3) not specify Conflict Minerals as part of the materials for its products, (4) require that its suppliers support the Company’s DRC-related reporting obligations through, among other things, investigating and reporting on the use of Conflict Minerals from the Covered Countries in the products supplied to the Company, (5) contract for materials using the Company’s standard terms and conditions of purchase which, among other things, require suppliers to address this topic, and (6) summarize DRC findings in accordance with its reporting obligations.
Product and Supply Chain Overview
The Company purchases electronics and other off-the-shelf items that may include small quantities of Conflict Minerals such as gold (used as electrical contacts) or tungsten (used in light bulbs filaments) to be included in some of its products. The Company is several layers removed from the mines, smelters, and refiners that provide the Conflict Minerals that may be included in the Company’s products.
As such, in compliance with Rule 13p-1, the Company designed a reasonable country of origin inquiry (“RCOI”) to determine whether the Conflict Minerals in those third-party sourced components originated in any Covered Country or did not come from recycled or scrap sources. Given its position in the supply chain, the Company has had to rely on the responses of its suppliers, who in turn have to rely on the responses of their respective suppliers to identify the mines, smelters and refiners that source the Conflict Minerals.
Inherent Limitations on RCOI
As a downstream purchaser of components that may contain Conflict Minerals, the Company’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source of Conflict Minerals in its third-party sourced components.  The Company’s RCOI is based on the necessity of seeking data from its direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals.  Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.
Execution of RCOI
The Company performed the RCOI in good faith, recommending that its suppliers respond by following the format established by the Electronic Industry Citizenship Coalition (“EICC”). The EICC format progresses through seven questions, with each question drilling further down into the supply chain based on potential usage of Conflict Minerals identified from an earlier question. In addition to the questions that specifically address usage of Conflict Minerals, the survey asks an additional ten questions regarding the supplier’s policies around its sourcing with regard to Conflict Minerals. The Company implemented follow-up procedures comprised of up to three subsequent contact attempts by telephone and e-mail to identified supplier contact persons. Where available, information regarding a supplier’s conflict mineral status and reporting was also obtained from the supplier’s website.
The Company sent initial request letters by U.S. mail to each of its current suppliers of production materials, inquiring whether any of the products supplied to the Company contained Conflict Minerals, and if so, whether those Conflict Minerals were obtained from a Covered Country. The Company also sent follow-up inquiries to those suppliers that did not respond to the initial inquiry.
Analysis of RCOI Results
As of the date of this report, suppliers representing approximately eighty-eight percent (88%) of ADA’s expenditure and sixty-six percent (66%) of BCSI’s expenditure for materials included in its products (in both cases exclusive of chemical additives which do not include Conflict Minerals) had responded to the inquiries. These response rates are an improvement in our 2014 suppliers’ response rates which were 75% for ADA and 57% for BCSI. Of the total responses received, it appeared that less than three percent (2.4%), based upon combined ADA and BCSI spend, reported Conflict Minerals from the DRC or Covered Countries may be contained in some portion of the products that they supply (“Potential Conflicts”). Several of such responses stated some effort to identify smelters and other facilities used to process Conflict Minerals. However, the responses do not specify the smelters or other facilities used for components supplied to us. Therefore, we are unable to report smelters from such suppliers since we cannot validate that those smelters are in our supply chain products. We are continuing to review the supplier responses, with particular emphasis on the Potential Conflicts. In contrast, the previous reporting year’s responses revealed up to five percent (5%) Potential Conflicts. With the observed decrease in Potential Conflicts, the Company estimates that approximately 2% of its expenditures for materials in its products might contain some portion of Conflict Minerals. However, given the inconclusiveness of the supplier responses, the Company is unable to determine the origin of the Conflict Minerals that are in its products.
Supplier Expectations
The Company has revised its standard terms and conditions of purchase to require its suppliers to assist in the investigation and reporting on the use of Conflict Minerals from the Covered Countries in the products supplied to the Company. Furthermore, the Company has expressed to its suppliers its commitment to complying with Rule 13p-1. The Company will continue to work with its suppliers to prevent human rights abuses.
Internal Team
The Company’s management system includes a team comprised of internal legal and supply chain representatives headed up by General Counsel with additional subject matter expertise provided by accounting personnel. Supply chain personnel are charged with execution of RCOI with follow-on analysis and recommendations provided by Corporate Counsel.
Third Party Audit
The Company does not have direct relationships with Conflict Minerals smelters, refiners or distributors and therefore does not perform or direct audits of such entities. However, the Company encourages audits to be conducted by its suppliers and supports third party audits when called upon to do so.
Next Steps
With particular emphasis placed on resolving the Potential Conflicts, the Company will continue to diligently investigate its supply chain to determine if any products supplied to the Company contain any Conflict Minerals from the Covered Countries as follows:

•	Continue to include a conflict minerals flow down clause in new or renewed supplier contracts.

•	Engage directly with our suppliers to attempt to increase the response rate and improve the completeness of their RCOI responses.

•	Consider and evaluate possible mechanisms to help ensure compliance with our Conflicts Mineral Policy as set forth in this report.
The Company terminated its manufacturing operations at BCSI at the end of calendar year 2015 and thus has had no purchases of products with Conflict Minerals for BCSI since then. The Company will therefore focus its future supply chain investigation on the suppliers to ADA.